Filed Pursuant to Rule 424(b)(5)

Registration Statement No. 333-268549

SUPPLEMENT DATED MARCH 7, 2023

(To Prospectus Supplement dated March 3, 2023

To Prospectus dated November 23, 2022)

Up to $250,000,000

Common Stock

This supplement (this “Supplement”) amends and supplements the information in the prospectus, dated November 23, 2022 (the “Base Prospectus”), filed with the Securities and Exchange Commission (the “Commission”) as a part of our registration statement on Form S-3 (File No. 333-268549), as previously supplemented by our prospectus supplement, dated March 3, 2023 (the “Prospectus Supplement,” and together with the Base Prospectus, the “Prior Prospectus”), relating to the offer and sale shares of our common stock, par value $0.001 per share (“common stock”), having an aggregate offering price of up to of up to $250,000,000 pursuant to our At-the-Market Equity Offering Sales Agreement, dated March 3, 2023, by and among us, and Robert W. Baird & Co. Incorporated, Goldman Sachs & Co. LLC, BofA Securities Inc., KeyBanc Capital Markets Inc. and Fifth Third Securities, Inc., as our sales agents. This Supplement should be read in conjunction with the Prior Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectus. This Supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectus and any future amendments or supplements thereto. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Prospectus Supplement.

We are filing this Supplement to amend and restate the disclosure under the headings “The Offering—Conflicts of Interest” and “Plan of Distribution (Conflicts of Interest)—Conflicts of Interest” in the Prospectus Supplement in its entirety as follows:

Conflicts of Interest	Affiliates of certain of the Sales Agents are lenders under our unsecured revolving and term loan facilities. Our Operating Partnership may use a portion of the net proceeds we contribute to it from this offering to repay borrowings outstanding from time to time under our unsecured revolving and term loan facilities. Accordingly, each such affiliate will receive its proportionate share of any amount of our revolving and term loan facilities that is repaid with the net proceeds from this offering, and therefore, may receive more than 5% of the net proceeds from the sale of our common shares, not including the sales agent commission. BofA Securities, Inc. and its affiliates act as co-lead arranger, syndication agent and lender to our Credit Facility. Fifth Third Securities, Inc. is currently a lender under our Credit Facility. Robert W. Baird & Co. Incorporated will pay a referral fee to an affiliate of The Huntington National Bank, one of the lenders under the Credit Facility, in connection with this offering. KeyBank NA, an affiliate of KeyBanc Capital Markets Inc., is currently a lender under our revolving and term loan facilities. Accordingly, this offering will be conducted in accordance with FINRA Rule 5121(a)(1)(B), since our common shares have a bona fide public market, as defined by FINRA Rule 5121(f)(3).

Conflicts of Interest

Affiliates of certain of the Sales Agents are lenders under our unsecured revolving and term loan facilities. Our Operating Partnership may use a portion of the net proceeds we contribute to it from this offering to repay borrowings outstanding from time to time under our unsecured revolving and term loan facilities. Accordingly, each such affiliate will receive its proportionate share of any amount of our revolving and term loan facilities that is repaid with the net proceeds from this offering, and therefore, may receive more than 5% of the net proceeds from the sale of our common shares, not including the sales agent commission. BofA Securities, Inc. and its affiliates act as co-lead arranger, syndication agent and lender to our Credit Facility. Fifth Third Securities, Inc. is currently a lender under our Credit Facility. Robert W. Baird & Co. Incorporated will pay a referral fee to an affiliate of The Huntington National Bank, one of the lenders under the Credit Facility, in connection with this offering. KeyBank NA, an affiliate of KeyBanc Capital Markets Inc., is currently a lender under our revolving and term loan facilities. Accordingly, this offering will be conducted in accordance with FINRA Rule 5121(a)(1)(B), since our common shares have a bona fide public market, as defined by FINRA Rule 5121(f)(3).

Our common stock is listed on The Nasdaq Global Select Market (“Nasdaq”) under the trading symbol “GOOD.” On March 6, 2023, the last sale price of our common stock as reported on Nasdaq was $13.53 per share.

Our business and an investment in our common stock involve significant risks. These risks are described under the caption “Risk Factors” beginning on  page S-8  of the Prospectus Supplement and page 5 of the Base Prospectus and in the documents incorporated by reference into the Prior Prospectus.

Neither the Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

BofA Securities	Goldman Sachs & Co. LLC	Baird

KeyBanc Capital Markets	Fifth Third Securities

The date of this Supplement is March 7, 2023.